Investor and Media Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 x173
pcauley@datamirror.com	swintrob@datamirror.com

DataMirror to Hold Conference Call Following Announcement
of Fourth Quarter Results for Fiscal 2006

TORONTO and SANTA CLARA, Calif. - (February 7, 2006) - DataMirror® (TSX: DMC) today announced it will hold a conference call on Tuesday, March 7, 2006, at 5:00 p.m. EST, following the release of its fourth quarter results for the period ended January 31, 2006.

Participants are asked to dial 1-800-289-0496 approximately five minutes before the call using reservation number 3276534. Participants may also view an online presentation during the call by visiting https://datamirror.webex.com/datamirror and selecting the meeting, “DataMirror Announces Fourth Quarter Results” hosted by Peter Cauley, CFO, and Nigel Stokes, CEO, DataMirror. Alternatively, the conference call can be accessed via audio Webcast at http://www.datamirror.com/investors.

For those who are unable to attend the conference call, a replay will be available via the DataMirror Web site or by dialing 1-888-203-1112, using the same reservation number indicated above (3276534). The replay and online presentation will be available from March 7, 2006, 8:00 p.m. EST, until March 13, 2006, 12:00 midnight EST.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2006 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.